UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 5)*
                    Under the Securities Exchange Act of 1934

                             SCITEX CORPORATION LTD.
                             -----------------------
                                (Name of Issuer)

             Ordinary Shares, NIS 0.12 nominal (par) value per share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   809090103
                                   ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 30, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809090103

1       NAME OF REPORTING PERSON: Suny Electronics Ltd.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [X]
                                                                    (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS: WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e):                                 [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

   NUMBER OF     7     SOLE VOTING POWER: -0-
    SHARES
 BENEFICIALLY    8     SHARED VOTING POWER: 4,156,074 Ordinary Shares *
   OWNED BY
     EACH        9     SOLE DISPOSITIVE POWER: -0-
  REPORTING
 PERSON WITH     10    SHARED DISPOSITIVE POWER: 4,156,074 Ordinary Shares *

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON: 4,156,074 Ordinary Shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                  [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.92%

14      TYPE OF REPORTING PERSON:  CO

--------------------------
* Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of the 4,156,074 Ordinary Shares of the Issuer. Suny Electronics Ltd. directly holds the Issuer's 4,156,074 Ordinary Shares. Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 66.04% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 10.92% Ordinary Shares of the Issuer held by Suny Electronics Ltd.

CUSIP No. 809090103

1       NAME OF REPORTING PERSON: Ben Dov Holdings Ltd.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [X]
                                                                    (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS: WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e):                                 [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

   NUMBER OF     7     SOLE VOTING POWER: -0-
    SHARES
 BENEFICIALLY    8     SHARED VOTING POWER: 4,156,074 Ordinary Shares *
   OWNED BY
     EACH        9     SOLE DISPOSITIVE POWER: -0-
  REPORTING
 PERSON WITH     10    SHARED DISPOSITIVE POWER: 4,156,074 Ordinary Shares *

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON: 4,156,074 Ordinary Shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                  [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.92%

14      TYPE OF REPORTING PERSON:  CO

--------------------------
* Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of the 4,156,074 Ordinary Shares of the Issuer. Suny Electronics Ltd. directly holds the Issuer's 4,156,074 Ordinary Shares. Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 66.04% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 10.92% Ordinary Shares of the Issuer held by Suny Electronics Ltd.

CUSIP No. 809090103

1       NAME OF REPORTING PERSON: Ilan Ben Dov
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [X]
                                                                    (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS: WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e):                                 [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

   NUMBER OF     7     SOLE VOTING POWER: -0-
    SHARES
 BENEFICIALLY    8     SHARED VOTING POWER: 4,156,074 Ordinary Shares *
   OWNED BY
     EACH        9     SOLE DISPOSITIVE POWER: -0-
  REPORTING
 PERSON WITH     10    SHARED DISPOSITIVE POWER: 4,156,074 Ordinary Shares *

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON: 4,156,074 Ordinary Shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                  [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.92%

14      TYPE OF REPORTING PERSON:  IN

--------------------------
* Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of the 4,156,074 Ordinary Shares of the Issuer. Suny Electronics Ltd. directly holds the Issuer's 4,156,074 Ordinary Shares. Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 66.04% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 10.92% Ordinary Shares of the Issuer held by Suny Electronics Ltd.

     This Amendment No. 5 to the Statement on Schedule 13D dated July 21, 2004, and previously amended on March 31, 2005, is being filed to report the purchase by Suny Electronics Ltd. ("Suny"), Ben Dov Holdings Ltd. ("Ben Dov Holdings") and Mr. Ilan Ben Dov of an aggregate of 416,271 ordinary shares, nominal par value NIS 0.12 per share, (the "Ordinary Shares") of Scitex Corporation Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 3 Azrieli Center, Triangular Tower, 43RD Floor, Tel Aviv 67023, Israel.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

     ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     From April 3, 2005, through June 6, 2005, Suny purchased an aggregate of 416,271 Ordinary Shares of the Issuer in a series of transactions. The aggregate purchase price of such 416,271 Ordinary Shares was $2,777,595.60, all of which amount was paid by Suny from working capital.

Item  4.    Purpose of Transaction.
            -----------------------

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     The 416,271 Ordinary Shares purchased by Suny during the period April 3, 2005, through June 6, 2005 were purchased for portfolio investment purposes.

     Suny currently does not have any plan or proposal, which relates to or would result in

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

     However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Suny, Ben Dov Holdings and Mr. Ben Dov in his capacity as a director and executive officer of Suny or Ben Dov Holdings.

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) Mr. Ben Dov, Ben Dov Holdings and Suny are the beneficial owners of 4,156,074 Ordinary Shares, which constitute approximately 10.92% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on June 8, 2005.

     (b) Mr. Ben Dov, Ben Dov Holdings and Suny have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 4,156,074 Ordinary Shares currently beneficially owned by Mr. Ben Dov, Ben Dov Holdings and Suny.

     (c) The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by Suny since the filing of Amendment No. 4 to
Schedule 13D, on March 31, 2005. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange and on the NASDAQ National Market.


                                     Number of Ordinary
              Date of Purchase             Shares            Price Per Share*
              ----------------       ------------------      ----------------
               April 3, 2005               15,000                 6.43
               April 4, 2005                3,975                 6.36
               April 5, 2005                2,000                 6.47
               April 6, 2005                1,144                 6.52
               April 7, 2005                1,600                 6.52
               April 8, 2005                1,000                 6.49
               April 10, 2005              15,000                 6.42

               April 11, 2005               8,214                 6.39
               April 12, 2005              18,930                 6.40
               April 14, 2005               8,000                 6.58
               April 17, 2005               2,000                 6.51
               April 18, 2005              12,760                 6.51
               April 19, 2005               6,000                 6.65
               April 20, 2005                 500                 6.75
               April 21, 2005               3,600                 6.77
               April 22, 2005               4,000                 6.86
               April 25, 2005               2,500                 6.83
               April 26, 2005               4,000                 6.87
               April 27, 2005              22,564                 6.78
               April 28, 2005               2,200                 6.85
               April 29, 2005              14,000                 6.72
               May 1, 2005                  7,719                 6.79
               May 2, 2005                 10,673                 6.84
               May 3, 2005                  7,500                 6.84
               May 4, 2005                 16,500                 6.82
               May 5, 2005                 30,120                 6.82
               May 6, 2005                  1,000                 6.87
               May 8, 2005                 10,000                 6.79
               May 10, 2005                 2,000                 6.84
               May 11, 2005                 1,000                 6.83
               May 13, 2005                 2,800                 6.81
               May 15, 2005                 3,400                 6.82
               May 16, 2005                 5,700                 6.84
               May 17, 2005                 2,700                 6.83
               May 18, 2005                12,181                 6.70
               May 19, 2005                 7,000                 6.75
               May 22, 2005                11,000                 6.67
               May 23, 2005                28,000                 6.62
               May 24, 2005                15,430                 6.61
               May 25, 2005                12,292                 6.66
               May 26, 2005                 8,500                 6.61
               May 27, 2005                 2,000                 6.67
               May 29, 2005                26,537                 6.69
               May 30, 2005                17,732                 6.68
               May 31, 2005                 3,000                 6.70
               June 1, 2005                 2,000                 6.79
               June 2, 2005                 1,000                 6.75
               June 5, 2005                11,000                 6.67
               June 6, 2005                 8,500                 6.79

------------------------
*    Does not include broker's commissions.

     Except for such transactions, Suny has not effected any transactions in the Ordinary Shares since June 6, 2005.

     (d) No person other than Suny has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

     (e) Not applicable.

                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2005




                                          /s/Ilan Ben Dov
                                          ---------------
                                          Mr. Ilan Ben Dov


                                          SUNY ELECTRONICS LTD.


                                          By: /s/Ilan Ben Dov
                                              ---------------
                                              Mr. Ilan Ben Dov
                                              Chief Executive Officer and
                                              Chairman of the Board of Directors



                                          BEN DOV HOLDINGS LTD.


                                          By: /s/Ilan Ben Dov
                                              ---------------
                                              Mr. Ilan Ben Dov
                                              Chief Executive Officer and
                                              Chairman of the Board of Directors